Banc of America Securities LLC

9 West 57th Street

New York, NY 10019

April 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Suzanne Hayes, Legal Branch Chief
Song P. Brandon, Division of Corporation Finance

Re:	Pharmasset, Inc.

Registration Statement on Form S-1 (SEC File No. 333-133907)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Pharmasset, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on April 25, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between April 9, 2007 and April 23, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated April 9, 2007 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	5,895
Dealers	475
Institutions	5,018
Others	612
Total	12,000

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

UBS SECURITIES LLC

As Representatives

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
Name: Thomas M. Morrison
Title: Managing Director, Equity Capital Markets